UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
            [ ] Form 10-Q and Form 10-QSB [ ]Form N-SAR

                           For Period Ended: June 30, 2001
                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                          Lifestream Technologies, Inc.

Former Name if Applicable                        N/A

Address of principal Executive Office
(Street and Number)                              510 Clearwater Loop, Suite 101

City, State and Zip Code                         Post Falls, ID 83854

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[x]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses:
[x]           (b) The subject annual report, semi-annual report on Form 10-K,
                  Form 20-F, 11-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]           (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our annual report on Form 10-KSB by the prescribed due date because our management has been unable to obtain certain documentation and information without unreasonable effort and expense, specifically due to the execution of several transactions for which proper documentation has not yet become available; thereby delaying the completion of the our annual audit.


(1) Name and telephone number of person to contact in regard to this notification

                Brett Sweezy            208                457-9409
                ------------            ---                --------
                  (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lifestream Technologies, Inc.
-----------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 28, 2001                     By       /s/ Brett Sweezy
     ------------------                              ---------------------
                                                     Brett Sweezy, CFO

/Letterhead of BDO Seidman, LLP/

BDO Seidman, LLP                                             September 28, 2001
601. W. Riverside Ave., Suite 900
Spokane, WA 99201


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Lifestream Technologies, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Form 10-KSB for the year ended June 30, 2001 because our Firm has not yet completed our audit of the consolidated financial statements of the Registrant for the year ended June 30, 2001.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because management has been unable to provide us with certain documentation and information required for the completion of audit tests. As such, we have not yet had sufficient time to complete the auditing procedures that we consider necessary under the circumstances.


Very truly yours,


/s/BDO Seidman, LLP